

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2020

Alex Gillette
General Counsel
Fortress Value Acquisition Corp. IV
1345 Avenue of the Americas
46th Floor
New York, New York 10105

> **Re: Fortress Value Acquisition Corp. IV**
> **Draft Registration Statement on Form S-1**
> **Submitted on October 22, 2020**
> **CIK No. 0001828183**

Dear Mr. Gillette:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Redemption of Warrants for Class A Common Stock, page 136

1. Please correct this heading, and the similar heading and disclosures that follow here and in the summary to clarify that redemption of warrants when shares are trading at more than $10 per share will be at $0.10 cash per share, but that the exercise of warrants during a notice period for such redemption will be for shares of Class A common stock, as shown in the table on page 137. Your current heading suggests that investors who do not exercise during this period may receive shares in the redemption, rather than the nominal cash payment of $0.10.

You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction